November 17, 2010

By EDGAR Transmission

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
File No. 000-23039

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated November 2, 2010, with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended June 30, 2010.

We understand and agree that:

(A)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.
You state the Assistant Finance Manager “has spent the previous twelve years in accounting and finance related areas, including internal auditing, internal control design and implementation, and financial reporting in accordance with the U.S. GAAP.” Please provide a specific explanation of his experience with U.S. GAAP and his role in preparing financial statements in accordance with U.S. GAAP, including:

•
each company he has worked for where he obtained experience with reporting in U.S. GAAP and the nature of each company’s accounting and financial reporting obligations (e.g. the size of the company, whether they prepared U.S. GAAP financial statements, were they an SEC reporting company, etc.);

Terence O’Brien
Division of Corporate Finance
November 17, 2010

•	the positions he held and an explanation of the specific tasks he performed in regard to U.S. GAAP reporting;

•	how long he worked in each of these positions.

RESPONSE:

Within the past twelve years, the Assistant Finance Manager’s experience specifically related to U.S. GAAP and preparing financial statements in accordance with U.S. GAAP includes the following:

•
Between 2002 to 2006, he served as the Finance Manager for the Hainan Province Group of companies of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”), which had over 80 employees at that time. China Netcom completed the listings of its shares on the Hong Kong Stock Exchange and its American Depositary Shares on the New York Stock Exchange in 2004, and provided comprehensive training to its accounting and management staff on U.S. GAAP reporting and the Sarbanes-Oxley Act during and after its listings. In his capacity as the Finance Manager, he was responsible for consolidating the provincial group of companies in accordance with both Hong Kong and U.S. GAAP, implementing and maintaining the system of internal control in accordance with the Sarbanes-Oxley Act, and reporting to the South China Regional Financial Controller.

•
He joined the Company in 2007, and over the past three years he has been assisting the CFO and the Finance Manager with financing reporting in accordance with U.S. GAAP and implementing and maintaining the system of internal control in accordance with the Sarbanes-Oxley Act and the COSO objectives, in addition to other accounting activities such as variance analysis and credit control.

2.           Please describe the tasks performed by the accounting firm of Leslie G. Pettitt, PC.  Tell us whether this firm is responsible for preparing U.S. GAAP information on a regular basis and, if so, the type of information prepared.  Tell us what other services the firm provides, such as account reconciliation and clean-up, preparation of audit schedules, etc.  Tell us whether this accountant ever travels to China and, if so, how frequently.

RESPONSE:

The accounting firm of Leslie G. Pettitt, PC assists us with general U.S. GAAP accounting and reporting matters on an ongoing and regular basis. The typical type of accounting information that they assist us with would be the posting or review of the general ledger of the U.S. parent company, preparation or review of the Group consolidated financial statements based on the trial balances of subsidiary companies after management and auditor’s adjustments, warrants calculations and recent accounting pronouncements. Mr. Pettitt, the principal, has worked with a number of other SEC reporting companies  and with China based clients but has not yet personally traveled to China. However, management believes that this fact does not impede his ability to help us with our U.S. GAAP reporting as he only assists us at the parent group consolidation level. We have worked with this firm since 2007 and intend to continue working with them as we believe they provide additional expertise in reviewing our consolidated financial statements and filings for compliance with the U.S. GAAP and SEC reporting requirements.

Terence O’Brien
Division of Corporate Finance
November 17, 2010

3.           Please confirm whether the Chief Financial Officer and Finance Manager have any experience or training in U.S. GAAP other than attendance at accounting training courses such as “Understanding the differences between U.S. GAAP, IFRS and PRC GAAP.”

RESPONSE:

Other than their experience with financial reporting with accordance to U.S. GAAP at our Company, our Chief Financial Officer and Finance Manager have other training and experience as described below:

•
During her training at KPMG Hong Kong, our Chief Financial Officer had experience in dealing with US listed companies and SEC registrants. KPMG has a wide range of training courses and workshops on U.S. GAAP both on site and through its intranet platform, and she received professional training on U.S. GAAP as part of KPMG’s technical competence requirement for its professional staff.

•
Our Finance Manager holds the International Financial Manager Certification from the International Financial Management Association and knowledge of U.S. GAAP financial reporting was a major component of this certification program.

Our accounting personnel responsible for reporting with accordance to U.S. GAAP attend training courses or workshops at regular intervals such as “Understanding the differences between U.S. GAAP, IFRS and PRC GAAP,” and on certain topics such as Inventories and Lower of Cost or Market. We will endeavor to make sure that our personnel receive ongoing training as U.S. GAAP continuously evolves and changes over time.

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
November 17, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.
Sincerely,

CHINA PRECISION STEEL INC.

By:/s/ Hai Sheng Chen
Name: Hai Sheng Chen
Title: Chief Executive Officer

cc:	Scott Kline, Esq.
Dawn Bernd-Schulz, Esq.